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                                                              December 1, 1995

Salant Corporation
1114 Avenue of the Americas
New York, NY  10036
Attn:    Mr. Nicholas P. DiPaolo
         Chairman of the Board

Ladies and Gentlemen:

The purpose of this letter is to confirm the engagement, effective October 1, 1995 (the "Effective Date"), of Lubin, Delano & Company ("LD&C") by Salant Corporation (the "Company") to render certain financial advisory and investment banking services to the Company.

Section 1. Prior Agreement. LD&C and the Company are parties to an agreement dated January 2, 1994, as amended by a letter dated February 28, 1995 (collectively, the "Prior Agreement"). This letter hereby replaces the Prior Agreement and such agreement shall be deemed null and void as of the Effective Date.

Section 2. Services to be Rendered. LD&C will render such financial advisory and investment banking services as may from time to time by agreed upon by LD&C and the Company.

The Company acknowledges that all opinions and advice given by LD&C to the Company in connection with LD&C's engagement are intended solely for the benefit and use of the Company (including their management, directors and attorneys) and the Company agrees that no such opinion or advice shall be used, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose (other than for the Company's internal use), nor shall any public references to LD&C be made by the Company (or such persons) without the prior written consent of LD&C, which consent shall not be unreasonably withheld.

Section 3. Confidential Treatment. LD&C hereby agrees that any information furnished by the Company in the course of LD&C's engagement hereunder and LD&C's work product in connection with its engagement hereunder will be kept confidential and will not, without the prior written consent of the Company, be disclosed to any third party, provided, however, that (i) any such material may be disclosed to LD&C's partners, employees and attorneys who need to know such information in connection with LD&C's performance of services hereunder (it being understood that such partners, employees and attorneys will be informed by LD&C of the confidential nature of such material and that by receiving such material they are agreeing to be bound by this Section 2 and that LD&C shall be responsible for any breach by such person of any of the provisions hereof), and
(ii) any such material may be disclosed as may be legally required in response to a summons or subpoena or in connection with any litigation or in order to comply with any law, order, regulation or ruling applicable to LD&C, provided, however, that either (a) LD&C shall give the Company at least ten days written notice (or shorter, but prompt, notice to the extent LD&C is required to respond to legal process in fewer than ten days) prior to any disclosure of any such material, setting forth the reasons for the disclosure of such material and the basis upon which such disclosure will not, in LD&C's reasonable judgement, constitute a breach of this agreement, or (b) LD&C may make such disclosure to a Court under seal. LD&C further agrees that in the event any disclosure of such material is to be made by LD&C under clause (ii) above and LD&C has not made such disclosure to a Court under seal, LD&C will not oppose any application by the Company that the disclosure of such material be made under an appropriate confidentiality order and seal. Subject to the foregoing, LD&C shall take all reasonable steps to protect such material to prevent any disclosure or use thereof except as provided by this agreement. LD&C further agrees that, upon the Company's request, LD&C will promptly return, or destroy, any or all of such information.

Section 4. Monthly Retainer. The Company shall pay to LD&C a monthly retainer, payable in advance, of $8,333.33 commencing on the Effective Date.

  Section 5. Expenses. In addition to any fees that may be payable to LD&C hereunder, the Company hereby agrees, from time to time upon request, to reimburse LD&C for all reasonable travel and other out-of-pocket expenses incurred in connection with LD&C's engagement hereunder.

Section 6. Indemnification. The Company agrees to indemnify LD&C (and its partners, agents and employees) as described in the letter agreement between LD&C and the Company dated September 20, 1993, which is attached hereto.

  Section 7. Termination of Engagement. LD&C's engagement hereunder will continue and be coterminous to Michael A. Lubin's Employment Period (as such term is defined in the Employment Agreement, dated October 10, 1995, between Michael A. Lubin and the Company), provided, however, that LD&C will be entitled to any and all fees paid or due under Section 4 hereof through the date of termination, and provided, further, that the provisions of Sections 3, 5 and 6 hereof shall survive such termination.

Please confirm that the foregoing is in accordance with your understandings and agreements with LD&C by signing and returning to LD&C the duplicate of this letter enclosed herewith.


                                            Very   truly yours,

                                             LUBIN, DELANO & COMPANY


                                              By:
                                               General Partner

ACCEPTED AND AGREED AS OF THE
DATE FIRST ABOVE WRITTEN:

SALANT CORPORATION



  By:
Title: